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                            July 8, 2021

       James C. Ryan, III
       Chairman and Chief Executive Officer
       Old National Bancorp
       One Main Street
       Evansville, Indiana 47708

                                                        Re: Old National
Bancorp
                                                            Registration
Statement on Form S-4
                                                            Filed June 30, 2021
                                                            File No. 333-257536

       Dear Mr. Ryan:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Julia
Griffith at 202-551-3267 with any questions.




                            Sincerely,


                            Division of Corporation Finance

                            Office of Finance